SEC
Mail Processing
Section

FEB 28 2013

Washington DC
402



13031106

...TES
...IGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-66519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Orr Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 South Stratford Road, Suite 402
(No. and Street)

Winston-Salem	NC	27104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judy Bullard - 336-722-2810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives & Associates, LLP
(Name – *if individual, state last, first, middle name*)

212 West Center Street	Lexington	NC	27292
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linwood P. Britton, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Orr Group, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TAMMY S HUNT
Notary Public, North Carolina
Forsyth County
My Commission Expires
April 20, 2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ORR GROUP, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2012


R&A

Rives & Associates, LLP
Certified Public Accountants

THE ORR GROUP, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2012

THE ORR GROUP, LLC
Table of Contents

Member:
American Institute of
Certified Public Accountants



Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditors' Report

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

Report on the Financial Statements

We have audited the accompanying statement of financial condition of The Orr Group, LLC (the "Company") as of December 31, 2012, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financials statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Opinion

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of The Orr Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in Schedule 1, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Rives & associates, LLP

February 26, 2013
Lexington, North Carolina

THE ORR GROUP, LLC
Statement of Financial Condition
December 31, 2012

ASSETS

Current assets:		
Cash	$	160,937
Accounts receivable		3,759
Reimbursable expenses		3,521
Prepaid expenses		6,996
Total current assets		175,213
Property and equipment:		
Computer and software		33,392
Office furniture and equipment		3,742
		37,134
Less: accumulated depreciation		(25,644)
Total property and equipment		11,490
Total assets	$	186,703

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable	$	1,697
Payroll liabilities		337
SIPC payable		1,495
Total current liabilities		3,529
Members' equity		183,174
Total liabilities and members' equity	$	186,703

The accompanying notes to the financial statements are an integral part of these statements

THE ORR GROUP, LLC
Statement of Income
Year ended December 31, 2012

Revenues:	
Fees and commissions	$ 2,427,190
Interest	118
	2,427,308
Expenses:	
Employee compensation	929,852
Travel	34,988
Dues and subscription	48,100
Professional fees	67,618
Legal representation	7,736
Office rent	45,920
Insurance	93,879
Payroll taxes	35,951
Simple plan matching contribution	1,757
Telephone	9,865
Office supplies	11,470
Meals and entertainment	1,537
Advertising and marketing	8,486
Repairs and maintenance	9,676
Printing and reproduction	146
Postage and delivery	4,673
Workers' compensation insurance	1,862
Depreciation	3,944
Interest	138
Property tax	132
Contributions	150
Gifts	41
Miscellaneous	123
	1,318,044
Net income	$ 1,109,264

The accompanying notes to the financial statements are an integral part of these statements

THE ORR GROUP, LLC
Statement of Changes in Members' Equity
Year ended December 31, 2012

Balance, December 31, 2011	$	90,812
Capital contributions		90,000
Distributions to members		(1,106,902)
Net income		1,109,264
Balance, December 31, 2012	$	183,174

The accompanying notes to the financial statements are an integral part of these statements

THE ORR GROUP, LLC
Statement of Changes in Liabilities Subordinated
To Claims of Creditors
Year ended December 31, 2012

Balance, December 31, 2011	$ -
Increases (decreases), 2012	-
Balance, December 31, 2012	$ -

The accompanying notes to the financial statements are an integral part of these statements

THE ORR GROUP, LLC
Statement of Cash Flows
Year ended December 31, 2012

Cash flows from operating activities:		
Net income	$	1,109,264
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,944
Cash flows from changes in:		
Accounts receivable		(2,273)
Reimbursable expenses		(3,521)
Prepaid expenses		(27)
Current liabilities		532
Net cash provided by operating activities:		1,107,919
Cash flows from investing activities:		
Purchase of property and equipment		(6,669)
Net cash used by investing activities:		(6,669)
Cash flows from financing activities:		
Capital contributions		90,000
Distributions to members		(1,106,902)
Net cash used by financing activities:		(1,016,902)
Net increase in cash		84,348
Cash at beginning of year		76,589
Cash at end of year	$	160,937
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$	138
Income taxes	$	-

The accompanying notes to the financial statements are an integral part of these statements

THE ORR GROUP, LLC
Notes to Financial Statements
December 31, 2012

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

These financial statements were prepared on the basis of accounting principles generally accepted in the United States of America. The more significant of these principles used are described as follows:

Operations:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a North Carolina limited liability company licensed in North Carolina, Virginia, Florida, Pennsylvania, New York, West Virginia, and South Carolina. The Company's revenue is generated principally by fees for facilitating merger and acquisitions and the related consulting fees for business valuations. The Company operates primarily within the Southeastern United States.

Net Capital Requirements:
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 the Company had net capital of $157,408 which was $152,173 in excess of its required net capital of $5,235. The Company's ratio of aggregate indebtedness to net capital was 1 to 45 at December 31, 2012.

Accounting Method:
The financial statements were prepared on the accrual basis of accounting.

Cash:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash.

Accounts Receivable:
Accounts receivable are recorded at net realizable value of the carrying amount less the allowance for uncollectible accounts. The Company uses the allowance method to account for uncollectible balances. Under the allowance method, if needed, an estimate of uncollectible receivable balances is made based upon specific account balances that are considered uncollectible. Management considers accounts receivable to be collectible therefore no allowance for doubtful accounts has been made. Accounts receivable amounted to $3,759 for the year ended.

Property, Equipment and Depreciation:
Property and equipment are carried at cost. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments will be capitalized. Depreciation expense is completed using the straight line and accelerated methods over the estimated useful lives of the assets as follows:

Computer and software	3 - 5 years
Office furniture and equipment	7 years

Depreciation expense for December 31, 2012 totaled $3,944.

Maintenance and repairs of property and equipment are charged to operations. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in operations. At December 31, 2012 management deemed there was no impairment on property and equipment.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and Marketing Cost:
The Company expenses the cost of advertising and marketing as they are incurred. Advertising expense was $8,486 for the year ended December 31, 2012.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Limited Liability Company:
The membership interests are divided into two classes - Class A and Class B. All interests are identical in terms of all powers, preferences and rights, except voting rights. Class B interest shall be non-voting, under all circumstances. As of December 31, 2012 there were no Class B interests.

NOTE 2 – INCOME TAX STATUS

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the members. The financial statements do not reflect a provision for income taxes.

Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company's income tax returns have not been examined. The Company's management believes that only the returns for the years ended December 31, 2012, 2011, and 2010 are subject to examination by State and federal jurisdictions.

NOTE 3 – OPERATING LEASE

The Company entered into a lease commitment under a non-cancelable operating lease for its office space commencing on December 1, 2011 and expiring November 30, 2013. Rent expense for the year ended December 31, 2012 was $45,920.

The operating lease obligations for the term of the lease are as follows:

December 31	Operating Lease
2013	$ 43,755

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company places its cash and cash equivalents on deposit with financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC'), in the United States. All non-interest bearing transactions accounts are fully insured, regardless of the balance of the account, at all FDIC insured institutions. At December 31, 2012 the Company's deposits were fully insured.

NOTE 5 - SIMPLE RETIREMENT PLAN

The Company implemented a Simple retirement plan during 2005. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable not to exceed the limits established by the Internal Revenue Code. The Company matches up to 3% of the employee salary deferred contributions and 3% of self-employed earnings for the members/owners.

For the year ended December 31, 2012, the Company's matching contributions were $1,757.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company paid an entity, related through common ownership, approximately $52,300 during 2012 for consulting and professional fees.

NOTE 7 – DATE OF MANAGEMENT'S REVIEW

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 26, 2013, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

THE ORR GROUP, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Net capital:		
Total members' equity	$	183,174
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		183,174
Add:		
Subordinated borrowings in computation of net capital of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		183,174
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment at cost net of accumulated depreciation		11,490
Accounts receivable		3,759
Reimbursable expenses		3,521
Prepaid expenses		6,996
Total nonallowable assets		25,766
Net capital	$	157,408
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	3,529
Total aggregate indebtedness	$	3,529
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	235
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,235
Ratio: Aggregate indebtedness to net capital		1 TO 45

THE ORR GROUP, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

Reconciliation of the computation of net capital to the unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2012:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	159,795
Audit adjustment to record accounts payable		(892)
Audit adjustment to record SIPC payable		(1,495)
Net capital, as reported on the audited financial statement Schedule 1 - net capital	$	157,408

Exemption Provisions Under Rule 15c3-3
The Orr Group, LLC claims an exemption from Rule 15c3-3 under section (k)(2)(i).



Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

In planning and performing our audit of the financial statements of The Orr Group, LLC as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures mentioned in the preceding paragraph.

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Because of inherent limitations in internal control or the practices and procedures referred to, error or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Officers, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates, LLP

February 26, 2013
Lexington, North Carolina

THE ORR GROUP, LLC

Agreed Upon Procedures
December 31, 2012



Rives & Associates, LLP
Certified Public Accountants

THE ORR GROUP, LLC

Agreed Upon Procedures
December 31, 2012

Member:
American Institute of
Certified Public Accountants



Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by The Orr Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating The Orr Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).The Orr Group, LLC's management is responsible for The Orr Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates, LLP

Lexington, North Carolina
February 26, 2013

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

THE ORR GROUP LLC
ATTN: JUDY BULLARD
110 S STRATFORD ROAD, STE 402
WINSTON-SALEM, NC 27104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $6,068

B. Less payment made with SIPC-6 filed (exclude interest) (4,573)
8/21/12
Date Paid

C. Less prior overpayment applied Paid $2,320.33 for SIPC-7 on 1/29/13 (2,320)

D. Assessment balance due or (overpayment) (825)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(825)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(825)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE ORR GROUP, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of February, 20 13.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2012
and ending December 31, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,427,190

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $2,427,190

2e. General Assessment @ .0025 $6,068

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